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                                                                     EXHIBIT 3

Safeway Inc.
5918 Stoneridge Mall Road
Pleasanton, CA 94588

                                October 30, 1996

FOR IMMEDIATE RELEASE

Melissa Plaisance
(510) 467-3136

Safeway Inc. (SWY) announced today that it has proposed a business combination to the Board of Directors of The Vons Companies Inc. (VON). The proposal calls for Safeway to issue 1.34 Safeway shares for each of the Vons shares not currently owned by Safeway. Based on yesterday's closing share price for Safeway, this proposal equates to a value in excess of $58.00 per Vons share, and values Vons at approximately $3.25 billion, including outstanding indebtedness. The letter reflecting Safeway's proposal which was sent to the Board of Directors of Vons is attached.

"The merger of these two companies will allow us to create a truly great company. We will be able to utilize the best of both companies and improve operational practices, systems, category management, procurement and private label," said Steve Burd, President and CEO of Safeway Inc. "The combination with this leading Southern California food retailer will enable both companies to diversify their geographic reach in adjacent markets and provide us with mutually beneficial opportunities."

The Vons Companies Inc. is one of the largest food retailers in Southern California. The Company operates 325 stores under the names Vons and Pavilions. Safeway currently owns 34.5% of the outstanding Vons shares.

Safeway Inc. is one of the world's largest food retailers, operating 1,050 stores in the United States and Canada. The company's common stock is traded on the New York Stock Exchange and the Pacific Stock Exchange under the symbol SWY.

                                      * * *

This press release is not an offer to sell or the solicitation of an offer to buy any securities of Safeway or Vons, and no such offer, solicitation or sale will be made except in compliance with applicable securities laws.
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